SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 16)

DGSE COMPANIES, INC.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

395304 10 8

(CUSIP Number)

Carl D. Gum, III

General Counsel

NTR Metals, LLC

10720 Composite Drive

Dallas, TX 75220

(469) 522-1111

Matthew Eden

Chief Financial Officer

Elemetal, LLC

15850 Dallas Parkway

Dallas, TX 75248

(469) 522-1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 2 of 14 Pages

(1)	Name of reporting person NTR Metals, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 6,365,460
	(8)	Shared voting power 0
	(9)	Sole dispositive power 6,365,460
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 6,365,460*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 23.7%*
(14)	Type of reporting person (see instructions) CO

*	NTR Metals, LLC (“NTR”), the Reporting Person, may also be deemed to beneficially own 13,814,727 common shares owned by Elemetal, LLC (“Elemetal”). See Item 4 for additional information. Percentage of class is based on 26,874,121 outstanding common shares, which is the sum of 12,388,976 common shares reported as outstanding at November 14, 2016 on the Form 10-Q filed by the Issuer on November 14, 2016 plus the 5,948,560 common shares issued to NTR and the 8,536,585 common shares issued to Elemetal, LLC by the Issuer on December 9, 2016, as further described in Item 4.

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 3 of 14 Pages

(1)	Name of reporting person Elemetal, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 13,814,727*
	(8)	Shared voting power 0
	(9)	Sole dispositive power 13,814,727*
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 13,814,727*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 49.6%*
(14)	Type of reporting person (see instructions) CO

*	Includes 1,000,000 common shares issuable upon the exercise of warrants to purchase common shares of the Issuer. Elemetal may be deemed to beneficially own 6,365,460 common shares owned by NTR. See Item 4 for additional information. Percentage of class is based on 26,874,121 outstanding common shares, which is the sum of 12,388,976 common shares reported as outstanding at November 14, 2016 on the Form 10-Q filed by the Issuer on November 14, 2016 plus the 5,948,560 common shares issued to NTR and the 8,536,585 common shares issued to Elemetal by the Issuer on December 9, 2016, as further described in Item 4.

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 4 of 14 Pages

This Amendment No. 16 to the Statement on Schedule 13D amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on June 1, 2010, which relates to the common stock, $0.01 par value per share (the “Common Shares”), of DGSE Companies, Inc., a Nevada corporation (the “Issuer”), as amended by Amendment No. 1 to the Statement on Schedule 13D filed on April 18, 2011, Amendment No. 2 to the Statement on Schedule 13D filed on June 14, 2011, Amendment No. 3 to the Statement on Schedule 13D filed on August 4, 2011, Amendment No. 4 to the Statement on Schedule 13D filed on August 16, 2011, Amendment No. 5 to the Statement on Schedule 13D filed on September 19, 2011, Amendment No. 6 to the Statement on Schedule 13D filed on October 31, 2011, Amendment No. 7 to the Statement on Schedule 13D filed on February 14, 2012, Amendment No. 8 to the Statement on Schedule 13D filed on October 31, 2012, Amendment No. 9 to the Statement on Schedule 13D filed on January 10, 2013, Amendment No. 10 to the Statement on Schedule 13D filed on July 31, 2013, Amendment No. 11 to the Statement on Schedule 13D filed on September 15, 2015, Amendment No. 12 to the Statement on Schedule 13D filed on February 8, 2016, Amendment No. 14 to the Statement on Schedule 13D filed on April 20, 2016, Amendment No. 14 to the Statement on Schedule 13D filed on June 22, 2016 and Amendment No. 15 to the Statement on Schedule 13D filed on October 31, 2016 (as so amended, the “Schedule 13D”). The principal executive offices of the Issuer are located at 15850 Dallas Parkway, Suite 140, Dallas, Texas 75248.

This Amendment No. 16 to Schedule 13D amends and supplements the Schedule 13D as follows. Except as provided herein, this Amendment No. 16 does not modify any of the information previously reported on such Schedule 13D, including any amendment thereto.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended and restated in its entirety to read as follows:

The source of the funding for the purchase of the Common Shares by NTR other than the Common Shares acquired pursuant to the Merger Agreement (defined below) and the Stock Purchase Agreement (defined below) as more fully described in Item 4 below, was its working capital. The source of the consideration used in the acquisition of the Common Shares acquired pursuant to the Merger Agreement were the membership units of a subsidiary of NTR and the forgiveness and cancellation of debt owed to NTR by the Issuer, as more fully described in Item 4 below. The source of the consideration used in the acquisition of the Common Shares by NTR pursuant to the Stock Purchase Agreement was the forgiveness and cancellation of debt owed to NTR by the Issuer, as more fully described in Item 4 below.

NTR acquired an option to purchase Common Shares under the Option Contract Agreement, as more fully described in Item 4 below. The source of the consideration used in acquiring this option was the forgiveness and cancellation of debt owed to NTR by the Issuer, as more fully described in Item 4 below.

The source of the consideration used in the acquisition of the Common Shares acquired by Elemetal pursuant to the Contribution Agreement and in the acquisition of the Option Contract Agreement, each as more fully described in Item 4 below, was Elemetal Class A Common Units.

The source of the consideration used in the acquisition of the Common Shares and warrant to purchase Common Shares by Elemetal pursuant to the Stock Purchase Agreement was the forgiveness and cancellation of debt owed to Elemetal by the Issuer, as more fully described in Item 4 below.

Item 4. Purpose of Transaction.

Item 4 is amended and restated in its entirety to read as follows:

NTR made an initial investment in the Common Shares on May 25, 2010 (the “Initial Investment”). NTR made the Initial Investment by exercising its rights under the Partial Assignment Agreement, dated May 25, 2010 (the “Partial Assignment Agreement”), by and between NTR and the Issuer. Pursuant to the Partial Assignment Agreement, NTR was assigned the Issuer’s right to purchase 3,000,000 Common Shares for $3,600,000 under the Purchase and Sale Agreement, dated as of January 27, 2010 and amended on March 24, 2010, by and between the Issuer and Ralph S. Janvey, in his capacity as the court-appointed Receiver for Stanford International Bank, Ltd. In connection with entering into the Partial Assignment Agreement, NTR entered into the Closing Agreement, dated May 25, 2010 (the “Closing Agreement”), by and between NTR and the Issuer. The Closing Agreement set forth certain representations and warranties, agreements and closing conditions relating to NTR’s purchase of the Common Shares pursuant to the Partial Assignment Agreement.

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In connection with the Initial Investment, NTR entered into (a) the NTR Irrevocable Proxy, pursuant to which NTR granted an irrevocable proxy to Dr. Smith to vote all of its Common Shares until May 25, 2014 unless earlier terminated as a result of (i) NTR’s full exercise of its option to purchase Common Shares set forth in the Option Contract (as defined below) or (ii) Dr. Smith’s death or the appointment of a legal guardian for Dr. Smith due to incapacity by reason of physical or mental condition, and (b) the Lock-Up Agreement, pursuant to which NTR agreed, subject to certain limited exceptions, not to sell or transfer the Common Shares until May 25, 2011. As a result, NTR was generally unable to vote its Common Shares until it fully exercised the Option Contract as described below. These arrangements were consistent with NTR’s initial purpose to hold all of its Common Shares as an investment.

In connection with the closing of the transactions contemplated by the Closing Agreement, NTR entered into an Option Contract, dated as of May 25, 2010 (the “Option Contract”), by and between NTR and Dr. Smith. Pursuant to the Option Contract, NTR obtained an option from Dr. Smith to purchase 1,000,000 Common Shares owned by Dr. Smith exercisable until May 25, 2014. During the first two years of the Option Contract, the exercise price was $6.00 per share and the release of Dr. Smith’s guaranty of the Issuer’s $1,500,000 line of credit with Texas Capital Bank, N.A. During the third and fourth years after the execution of the Option Contract, the exercise price would have been $10.00 per share and the release of Dr. Smith’s guaranty. On June 10, 2011, Dr. Smith and NTR entered into an option exercise agreement (the “Exercise Agreement”), which amended the term of the Option Contract to allow NTR to exercise in increments of 100,000 shares during the period from June 10, 2011 to July 15, 2011 (the “Modified Exercise Period”). In connection with entering into the Exercise Agreement, the parties entered into an escrow agreement (the “Escrow Agreement”) with K & L Gates LLP, as escrow agent, pursuant to which Dr. Smith deposited the option shares and NTR deposited funds necessary to satisfy the exercise price with respect to any exercised options. Dr. Smith and NTR subsequently entered into letter agreements extending the termination of Modified Exercise Period and the Escrow Agreement to September 17, 2011.

On July 22, 2011, August 1, 2011 and August 15, 2011, NTR exercised its right to purchase 100,000, 100,000 and 200,000 Common Shares, respectively, under the Option Contract. On September 16, 2011, subject to the release of Dr. Smith’s guaranty of the Issuer’s $1,500,000 line of credit with Texas Capital Bank, N.A., NTR exercised its right to purchase the remaining 600,000 Common Shares under the Option Contract. Following the release of Dr. Smith’s guaranty of the Issuer’s line of credit, the NTR Irrevocable Proxy terminated, and pursuant to the terms of the Agreement to Execute Smith Irrevocable Proxy, Dr. Smith delivered to NTR the Smith Irrevocable Proxy. The Smith Irrevocable Proxy allowed NTR to vote Dr. Smith’s Common Shares with respect to any matter regarding the Issuer on which Dr. Smith was entitled to vote. As a result of the exercise of the Option Contract, third-party proxies granting Dr. Smith voting power over 556,976 Common Shares terminated. The Smith Irrevocable Proxy was effective until May 25, 2014.

On September 9, 2011, NTR entered into a Stock Agreement (the “Stock Agreement”) with James J. Vierling (“Vierling”) under which NTR agreed, upon Vierling’s request prior to December 31, 2012 (the “Termination Date”), to transfer to Vierling 375,000 Common Shares owned by NTR to Vierling in exchange for the assignment and transfer by Vierling to NTR of 147,000 Common Shares owned by Vierling. On October 30, 2012, NTR and Vierling entered into an agreement (the “Extension Agreement”) to extend the Termination Date to March 31, 2012; provided, however that, if Vierling exercises his rights under the Stock Agreement and such exercise would result in NTR being subject to short-swing profit liability, NTR will have the ability to defer such exercise and extend the exercise period for six months (but not beyond March 31, 2014). On March 31, 2013, NTR and Vierling entered into an agreement (the “Second Amendment to Stock Agreement”) to extend the Termination Date to August 1, 2013.

On September 12, 2011, NTR entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer, SBT, Inc. (“SBT”), Southern Bullion Trading, LLC (“Southern Bullion”) and members of Southern Bullion. Pursuant to the Merger Agreement, Southern Bullion, a subsidiary of NTR agreed to merge with SBT, a subsidiary of the Issuer. As consideration for the merger, the membership units of Southern Bullion were converted into the right to receive an aggregate of 600,000 Common Shares of the Issuer. The Common Shares were distributed to the members of Southern Bullion pro rata in accordance with their respective percentage ownership. NTR’s wholly owned subsidiary owned 51.0% of Southern Bullion and, as a result, NTR received a right to receive 306,000 Common Shares of the Issuer. Under the terms of the Merger Agreement, NTR had the right for one year

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 6 of 14 Pages

following the closing of the merger to allocate options to purchase up to 500,000 Common Shares of the Issuer to management of Southern Bullion. In accordance with the Merger Agreement, on September 12, 2011, the members of Southern Bullion, including NTR’s subsidiary, and the Issuer entered into a Registration Rights Agreement (the “Merger Registration Rights Agreement”), which grants piggy-back registration rights to the members of Southern Bullion with respect to the Common Shares of the Issuer acquired by NTR’s subsidiary and those other shareholders under the Merger Agreement.

In connection with the merger and simultaneously with the closing of the merger, on September 12, 2011, NTR and the Issuer entered into Securities Purchase Agreement pursuant to which NTR purchased 400,000 Common Shares of the Issuer for an aggregate purchase price of $2.0 million, or $5.00 per share. In satisfaction of the $2.0 million purchase price, on September 12, 2011, NTR and the Issuer entered into a letter agreement (the “Debt Forgiveness Letter Agreement”), under which NTR agreed to irrevocably waive and forgive an aggregate of $2.0 million in debt owed to NTR by the Issuer, resulting from transactions between the Issuer and NTR. In accordance with the Securities Purchase Agreement, on September 12, 2011, NTR and the Issuer entered into a Registration Rights Agreement (the “Purchase Registration Rights Agreement”), which grants piggy-back registration rights to NTR with respect to the Common Shares of the Issuer acquired by NTR under the Securities Purchase Agreement.

In connection with the Merger Agreement, NTR also entered into a lock-up agreement (the “Merger Lock-Up Agreement”) under which NTR agreed, subject to certain limited exceptions, not to sell or transfer its Common Shares acquired under the Merger Agreement until September 12, 2013. Also in connection with the Merger Agreement, on September 12, 2011, the Issuer, NTR, acting as agent and attorney-in-fact to the members of Southern Bullion, and Compass Bank (the “Merger Escrow Agent”), as escrow agent, entered into an Escrow Agreement (the “Merger Escrow Agreement”), pursuant to which the Issuer agreed to deposit 60,000 Common Shares with the Merger Escrow Agent to facilitate the closing of the transaction contemplated by the Merger Agreement.

On October 25, 2011, NTR entered into a Debt Cancellation Agreement with the Issuer under which NTR agreed to cancel $2.5 million in debt owed to it by the Issuer as a result of bullion-related transactions. In connection with the Debt Cancellation Agreement, NTR also entered into an Option Grant Agreement (the “Option Grant Agreement”) under which NTR acquired an option to purchase 5,000,000 Common Shares of the issuer at an exercise price of $15 per share, as consideration for NTR’s cancellation of the Issuer’s debt pursuant to the Debt Cancellation Agreement.

On January 2, 2013, NTR and Elemetal entered into a contribution agreement (the “Contribution Agreement”) pursuant to which NTR contributed 4,393,142 Common Shares and the Option Grant Agreement to Elemetal in exchange for 105,000 Class A Common Units of Elemetal.

On January 7, 2013, NTR entered into an amendment to the Option Grant Agreement (the “Amendment to the Option Grant Agreement”) with the Issuer under which the Issuer agreed to permit NTR’s assignment of the Option Grant Agreement to Elemetal.

On April 5, 2013, NTR and Elemetal entered into an Amendment to the Contribution Agreement (the “Amendment to Contribution Agreement”) to correct the number of Common Shares that NTR contributed to Elemetal. The Contribution Agreement overstated the number of Common Shares NTR would contribute by 125,000. NTR had reported that it beneficially owned these additional 125,000 Common Shares based on an Investor Representation Letter and Agreement, dated May 16, 2011 (the “May 2011 Debt Cancellation Agreement”), by and between NTR and the Issuer. The May 2011 Debt Cancellation Agreement, however, did not give NTR beneficial ownership of these 125,000 Common Shares.

On July 18, 2013, NTR entered into an Agreement to Exercise Rights Under Stock Agreement with Vierling, dated July 18, 2013 (the “Vierling Exercise Agreement”), pursuant to which Vierling exercised his option pursuant to the Stock Agreement, as amended, to receive 375,000 shares of the Issuer. To exercise this option, Mr. Vierling was required to transfer 147,000 shares of the Issuer to NTR.

Following the Initial Investment, NTR has purchased, and may continue to purchase, Common Shares in the open market at market prices for the purpose of making additional investments in the Issuer. The Reporting Persons intend to continuously review its investment in the Issuer, including possible additional acquisitions of Common Shares, and may in the future change its present course of action. The Reporting Persons, from time to time, engage

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 7 of 14 Pages

in commercial transactions with the Issuer in the regular course of business. The Reporting Persons expect to continue to engage in such commercial transactions. The Reporting Persons and the Issuer may also engage in more significant transactions that may not be in either party’s regular course of business, and such transactions may result in changes to the Issuer’s business. On September 11, 2015, the Issuer announced that Matthew M. Peakes was appointed to the positions of Chairman of the Board, President and Chief Executive Officer of the Issuer, effective September 16, 2015. Mr. Peakes stepped down from his position as Director of Business Development for Elemetal to assume these roles at the Issuer. NTR previously announced that it was evaluating the identification and nomination of qualified individuals to serve on the Issuer’s board of directors, and the Reporting Persons will continue to evaluate the identification and nomination of such individuals. On February 8, 2016, the Reporting Persons issued a press release (the “Press Release”) announcing that each of the Reporting Persons has proposed entering into a transaction or series of transactions with the Issuer to satisfy debt owed by the Issuer to such Reporting Person in exchange for equity in the Issuer.

On April 18, 2016, NTR entered into a non-binding letter of intent (the “NTR Letter of Intent”) with the Issuer, pursuant to which, in exchange for satisfaction of debt owed by the Issuer to NTR (the “NTR Indebtedness”) that was incurred in connection with a Loan Agreement between the Issuer and NTR dated July 19, 2012 and associated $7,500,000 Revolving Credit Note of the same date (the balance of which as of April 13, 2016, including principal and interest, was $2,408,238.91), the Issuer would issue to NTR Common Shares at a stock price of $0.41 per share, which based on the balance outstanding as of April 13, 2016, would result in the issuance of 5,873,753 Common Shares to NTR. Elemetal also entered into a non-binding letter of intent (together with the NTR Letter of Intent, the “Letters of Intent”) with the Issuer on April 18, 2016, pursuant to which, in exchange for satisfaction of $3,500,000 of debt owed by the Issuer to Elemetal as a result of bullion-related transactions, the Issuer would issue to Elemetal (a) Common Shares at a stock price of $0.41 per share, which based on an amount of debt exchanged of $3,500,000 would result in the issuance of 8,536,585 Common Shares to Elemetal and (b) a one-year option to purchase from the Issuer 1,000,000 Common Shares at an exercise price of $0.65 per share. The Letters of Intent are non-binding and are subject to numerous conditions, including negotiation and execution of definitive agreements and approval of the Issuer’s shareholders.

On June 20, 2016, NTR and Elemetal entered into a stock purchase agreement (the “Stock Purchase Agreement”) with the Issuer. Pursuant to the Stock Purchase Agreement, the Issuer agreed to issue and sell to Elemetal 8,536,585 Common Shares at a purchase price of $0.41 per share and a warrant (the “Debt Exchange Warrant”) to purchase 1,000,000 additional Common Shares at an exercise price of $0.65 per share in exchange for the cancellation and forgiveness of $3,500,00 of debt owed by the Issuer to Elemetal. Also pursuant to the Stock Purchase Agreement, the Issuer agreed to issue and sell to NTR a number of Common Shares equal to the amount of NTR Indebtedness owed by the Issuer to NTR at Closing (as defined in the Stock Purchase Agreement) divided by the purchase price of $0.41 per share, which NTR has agreed to pay by the cancellation and forgiveness of the NTR Indebtedness (the balance of which as of the closing date of December 9, 2016, including principal and interest, was approximately $2,438,910). The Stock Purchase Agreement also requires the Issuer to enter into a registration rights agreement with Elemetal and NTR at the closing of the transactions. The closing of the transactions is subject to customary closing conditions and the approval of a majority of the Common Shares not owned by Elemetal, NTR or their affiliates.

On October 25, 2016, the option granted under the Option Grant Agreement expired unexercised in accordance with its terms.

On December 7, 2016, the holders of a majority of the Common Shares not owned by Elemetal, NTR or their affiliates approved the transactions contemplated by the Stock Purchase Agreement. The transactions closed on December 9, 2016, and the Issuer issued 8,536,585 Common Shares and Debt Exchange Warrant to Elemental and issued 5,948,560 Common Shares to NTR. On December 9, 2016, the Issuer, Elemetal and NTR also entered into a registration rights agreement with respect to Common Shares (the “Debt Exchange Registration Rights Agreement”).

Except as noted above, the Reporting Persons have no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of securities of the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the Issuer’s business or corporate structure;

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(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated.

The Partial Assignment Agreement, the Closing Agreement, the NTR Irrevocable Proxy, the Lock-Up Agreement, the Option Contract, the Agreement to Execute Smith Irrevocable Proxy, the Smith Irrevocable Proxy, the Exercise Agreement, as amended, the Escrow Agreement, as amended, the letter agreements dated July 15, 2011, July 20, 2011, August 15, 2011 and September 15, 2011, the Merger Agreement, the Securities Purchase Agreement, the Merger Lock-Up Agreement, the Merger Escrow Agreement, the Merger Registration Rights Agreement, the Purchase Registration Rights Agreement, the Debt Forgiveness Letter Agreement, the Debt Cancellation Agreement, the Option Grant Agreement, as amended, the Stock Agreement, the Extension Agreement, the Contribution Agreement, the Press Release, the Letters of Intent and the Stock Purchase Agreement are incorporated herein by reference and are exhibits to this Statement. Any descriptions in this Statement of the Partial Assignment Agreement, the Closing Agreement, the NTR Irrevocable Proxy, the Lock-Up Agreement, the Option Contract, the Agreement to Execute Smith Irrevocable Proxy, the Smith Irrevocable Proxy, the Exercise Agreement, as amended, the Escrow Agreement, as amended, the letter agreements dated July 15, 2011, July 20, 2011, August 15, 2011 and September 15, 2011, the Merger Agreement, the Securities Purchase Agreement, the Merger Lock-Up Agreement, the Merger Escrow Agreement, the Merger Registration Rights Agreement, the Purchase Registration Rights Agreement, the Debt Forgiveness Letter Agreement, the Debt Cancellation Agreement, the Option Grant Agreement, as amended, the Stock Agreement, the Extension Agreement, the Second Amendment to Stock Agreement, the Contribution Agreement, the May 2011 Debt Cancellation Agreement, the Amendment to Contribution Agreement, the Vierling Exercise Agreement, the Press Release (including the transaction proposal announced therein), the Letters of Intent, the Stock Purchase Agreement, the Debt Exchange Warrant and the Debt Exchange Registration Rights Agreement are qualified in their entirety by reference to the actual text of such documents.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a) See rows 11 and 13 of the cover page for each Reporting Person. Item 2 and the description of the arrangements set forth in Item 6 are incorporated herein by reference.

(b) See rows 7 through 10 of the cover page for each Reporting Person. Item 2 and the description of the arrangements set forth in Item 6 are incorporated herein by reference.

(c) Except as disclosed in Item 3 of this Schedule 13D and Item 4 of this Amendment, the Reporting Persons have not effected any transaction in the Common Shares in the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 7. Materials to be Filed as Exhibits.

Item 7 is amended and restated in its entirety to read as follows:

99.1	Partial Assignment Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 1, 2010)

99.2	Closing Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC, Dr. L.S. Smith and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 1, 2010)

99.3	NTR Irrevocable Proxy To Vote Shares In DGSE Companies, Inc., dated as of May 25, 2010, executed by NTR Metals, LLC in favor of Dr. L.S. Smith (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 1, 2010)

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99.4	Lock-Up Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 1, 2010)

99.5	Option Contract, dated as of May 25, 2010, by and between NTR Metals, LLC and Dr. L S. Smith (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 1, 2010)

99.6	Agreement to Execute Smith Irrevocable Proxy, dated as of May 25, 2010, executed by Dr. L.S. Smith in favor of NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 1, 2010)

99.7	Option Exercise Agreement, dated as of June 10, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 14, 2011)

99.8	Escrow Agreement, dated as of June 10, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 14, 2011)

99.9	Letter Agreement, dated as of July 15, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by NTR on August 4, 2011)

99.10	Letter Agreement, dated as of July 20, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP (previously filed as an Exhibit to the Schedule 13D filed by NTR on August 4, 2011)

99.11	Letter Agreement, dated as of August 15, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by NTR on August 16, 2011)

99.12	Letter Agreement, dated as of August 15, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP (previously filed as an Exhibit to the Schedule 13D filed by NTR on August 16, 2011)

99.13	Securities Purchase Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.14	Form of Registration Rights Agreement for Securities Purchase Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.15	Agreement and Plan of Merger, dated as of September 12, 2011, by and between DGSE Companies, Inc., SBT, Inc., Southern Bullion Trading, LLC, NTR Metals, LLC and members of Southern Bullion Trading, LLC (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.16	Form of Registration Rights Agreement for Merger Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.17	Form of Lock-Up Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and Landmark Metals, LLC, a wholly owned subsidiary of NTR (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.18	Form of Escrow Agreement, dated as of September 12, 2011, by and among DGSE Companies, Inc., NTR Metals, LLC, and Compass Bank (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.19	Letter Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by NTR on September 19, 2011)

99.20	Letter Agreement, dated as of September 15, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by NTR on September 19, 2011)

99.21	Letter Agreement, dated as of September 15, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP (previously filed as an Exhibit to the Schedule 13D filed by NTR on September 19, 2011)

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 10 of 14 Pages

99.22	Form of Debt Cancellation Agreement, dated as of October 25, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer on October 28, 2011, and incorporated herein by reference)

99.23	Form of Option Grant Agreement, dated as of October 25, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed by the Issuer on October 28, 2011, and incorporated herein by reference)

99.24	Stock Agreement, dated as of September 9, 2011, by and between NTR Metals, LLC and James J. Vierling (previously filed as an Exhibit to the Schedule 13D filed by NTR on October 31, 2012)

99.25	Amendment to Stock Agreement, dated as of October 30, 2012, by and between NTR Metals, LLC and James J. Vierling (previously filed as an Exhibit to the Schedule 13D filed by NTR on October 31, 2012)

99.26	Contribution Agreement, dated as of January 2, 2013, by and between NTR Metals, LLC and Elemetal, LLC (f/k/a Global Metal Holdings, LLC) (previously filed as an Exhibit to the Schedule 13D filed by NTR on January 10, 2013)

99.27	Joint Filing Agreement, dated as of January 4, 2013, by and between NTR Metals, LLC and Elemetal, LLC (f/k/a Global Metal Holdings, LLC) (previously filed as an Exhibit to the Schedule 13D filed by NTR on January 10, 2013)

99.28	Amendment No. 1 to Option Grant Agreement, dated as of January 7, 2013, by and between NTR Metals, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by NTR on January 10, 2013)

99.29	Second Amendment to Stock Agreement, dated as of March 31, 2013, by and between NTR Metals, LLC and James J. Vierling (previously filed as an Exhibit to the Schedule 13D filed by NTR on July 31, 2013)

99.30	Investor Representation Letter and Agreement, dated May 16, 2011 by and between NTR Metals, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by NTR on July 31, 2013)

99.31	Amendment to Contribution Agreement, dated April 5, 2013, by and between NTR Metals, LLC and Elemetal, LLC (previously filed as an Exhibit to the Schedule 13D filed by NTR on July 31, 2013)

99.32	Agreement to Exercise Rights Under Stock Agreement, dated July 18, 2013, by and between NTR Metals, LLC and James J. Vierling (previously filed as an Exhibit to the Schedule 13D filed by NTR on July 31, 2013)

99.33	Press Release issued by Elemetal, LLC and NTR Metals, LLC on February 8, 2016 (previously filed as an Exhibit to the Schedule 13D filed by NTR on February 8, 2016)

99.34	Letter of Intent, dated April 18, 2016, by and between NTR Metals, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by NTR on April 20, 2016)

99.35	Letter of Intent, dated April 18, 2016, by and between Elemetal, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by NTR on April 20, 2016)

99.36	Stock Purchase Agreement, dated June 20, 2016, by and among Elemetal, LLC, NTR Metals, LLC and DGSE Companies, Inc. (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed June 22, 2016, and incorporated herein by reference)

99.37	Form of Registration Rights Agreement, dated December 9, 2016, by and among Elemetal, LLC, NTR Metals, LLC and DGSE Companies, Inc. (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed June 22, 2016, and incorporated herein by reference)

99.38	Form of Warrant to Purchase Shares of Common Stock of DGSE Companies, Inc., dated December 9, 2016 (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed June 22, 2016, and incorporated herein by reference)

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 11 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2016

NTR METALS, LLC

By:	/s/ Carl D. Gum, III
Name: Title:	Carl D. Gum, III General Counsel

ELEMETAL, LLC

By:	/s/ Matthew Eden
Name: Title:	Matthew Eden Chief Financial Officer

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 12 of 14 Pages

EXHIBIT INDEX

Exhibit No.	Exhibit Description

99.1	Partial Assignment Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 1, 2010)

99.2	Closing Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC, Dr. L.S. Smith and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 1, 2010)

99.3	NTR Irrevocable Proxy To Vote Shares In DGSE Companies, Inc., dated as of May 25, 2010, executed by NTR Metals, LLC in favor of Dr. L.S. Smith (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 1, 2010)

99.4	Lock-Up Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 1, 2010)

99.5	Option Contract, dated as of May 25, 2010, by and between NTR Metals, LLC and Dr. L S. Smith (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 1, 2010)

99.6	Agreement to Execute Smith Irrevocable Proxy, dated as of May 25, 2010, executed by Dr. L.S. Smith in favor of NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 1, 2010)

99.7	Option Exercise Agreement, dated as of June 10, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 14, 2011)

99.8	Escrow Agreement, dated as of June 10, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 14, 2011)

99.9	Agreement, dated as of July 15, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by NTR on August 4, 2011)

99.10	Letter Agreement, dated as of July 20, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP (previously filed as an Exhibit to the Schedule 13D filed by NTR on August 4, 2011)

99.11	Letter Agreement, dated as of August 15, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by NTR on August 16, 2011)

99.12	Letter Agreement, dated as of August 15, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP (previously filed as an Exhibit to the Schedule 13D filed by NTR on August 16, 2011)

99.13	Securities Purchase Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.14	Form of Registration Rights Agreement for Securities Purchase Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.15	Agreement and Plan of Merger, dated as of September 12, 2011, by and between DGSE Companies, Inc., SBT, Inc., Southern Bullion Trading, LLC, NTR Metals, LLC and members of Southern Bullion Trading, LLC (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.16	Form of Registration Rights Agreement for Merger Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.17	Form of Lock-Up Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and Landmark Metals, LLC, a wholly owned subsidiary of NTR (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 13 of 14 Pages

Exhibit No.	Exhibit Description

99.18	Form of Escrow Agreement, dated as of September 12, 2011, by and among DGSE Companies, Inc., NTR Metals, LLC, and Compass Bank (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.19	Letter Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by NTR on September 19, 2011)

99.20	Letter Agreement, dated as of September 15, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by NTR on September 19, 2011)

99.21	Letter Agreement, dated as of September 15, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP (previously filed as an Exhibit to the Schedule 13D filed by NTR on September 19, 2011)

99.22	Form of Debt Cancellation Agreement, dated as of October 25, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer on October 28, 2011, and incorporated herein by reference)

99.23	Form of Option Grant Agreement, dated as of October 25, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed by the Issuer on October 28, 2011, and incorporated herein by reference)

99.24	Stock Agreement, dated as of September 9, 2011, by and between NTR Metals, LLC and James J. Vierling (previously filed as an Exhibit to the Schedule 13D filed by NTR on October 31, 2012)

99.25	Amendment to Stock Agreement, dated as of October 30, 2012, by and between NTR Metals, LLC and James J. Vierling (previously filed as an Exhibit to the Schedule 13D filed by NTR on October 31, 2012)

99.26	Contribution Agreement, dated as of January 2, 2013, by and between NTR Metals, LLC and Elemetal, LLC (f/k/a Global Metal Holdings, LLC) (previously filed as an Exhibit to the Schedule 13D filed by NTR on January 10, 2013)

99.27	Joint Filing Agreement, dated as of January 4, 2013, by and between NTR Metals, LLC and Elemetal, LLC (f/k/a Global Metal Holdings, LLC) (previously filed as an Exhibit to the Schedule 13D filed by NTR on January 10, 2013)

99.28	Amendment No. 1 to Option Grant Agreement, dated as of January 7, 2013, by and between NTR Metals, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by NTR on January 10, 2013)

99.29	Second Amendment to Stock Agreement, dated as of March 31, 2013, by and between NTR Metals, LLC and James J. Vierling (previously filed as an Exhibit to the Schedule 13D filed by NTR on July 31, 2013)

99.30	Investor Representation Letter and Agreement, dated May 16, 2011 by and between NTR Metals, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by NTR on July 31, 2013)

99.31	Amendment to Contribution Agreement, dated April 5, 2013, by and between NTR Metals, LLC and Elemetal, LLC (previously filed as an Exhibit to the Schedule 13D filed by NTR on July 31, 2013)

99.32	Agreement to Exercise Rights Under Stock Agreement, dated July 18, 2013, by and between NTR Metals, LLC and James J. Vierling (previously filed as an Exhibit to the Schedule 13D filed by NTR on July 31, 2013)

99.33	Press Release issued by Elemetal, LLC and NTR Metals, LLC on February 8, 2016 (previously filed as an Exhibit to the Schedule 13D filed by NTR on February 8, 2016)

99.34	Letter of Intent, dated April 18, 2016, by and between NTR Metals, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by NTR on April 20, 2016)

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 14 of 14 Pages

Exhibit No.	Exhibit Description

99.35	Letter of Intent, dated April 18, 2016, by and between Elemetal, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by NTR on April 20, 2016)

99.36	Stock Purchase Agreement, dated June 20, 2016, by and among Elemetal, LLC, NTR Metals, LLC and DGSE Companies, Inc. (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed June 22, 2016, and incorporated herein by reference)

99.37	Form of Registration Rights Agreement, dated December 9, 2016, by and among Elemetal, LLC, NTR Metals, LLC and DGSE Companies, Inc. (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed June 22, 2016, and incorporated herein by reference)

99.38	Form of Warrant to Purchase Shares of Common Stock of DGSE Companies, Inc., dated December 9, 2016 (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed June 22, 2016, and incorporated herein by reference)